June 7, 2019

Chad Robins
Chief Executive Officer
Adaptive Biotechnologies Corporation
1551 Eastlake Avenue East
Suite 200
Seattle, WA 98102

       Re: Adaptive Biotechnologies Corporation
           Registration Statement on Form S-1
           Filed May 30, 2019
           File No. 333-231838

Dear Mr. Robins:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Share-Based Compensation, page 103

1. We have reviewed your response to prior comment twelve from our letter dated April 25,
       2019. Please provide us with the following additional information:
         In your response you attribute, in part, the difference between the fair value of the company's common stock in June 2019 and the anticipated price range to IPO scenario probability. We note the IPO scenario probability used in your June 2019 valuation was 80%. Tell us the fair value of the company's common stock if a 100% IPO probability was used.
         You indicate that the valuations obtained by management utilize a quantitative methodology to determine the estimated fair value of the company's common stock,
 Chad Robins
FirstName LastNameChadCorporation
Adaptive Biotechnologies Robins
Comapany NameAdaptive Biotechnologies Corporation
June 7, 2019
June 7, 2019 Page 2
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FirstName LastName
             which may differ from a more qualitative and subjective methodology used by some public market investors to determine the price they are willing to pay in an IPO. Tell us the specific qualitative factors you believe support the difference between the fair value of the company's common stock in June 2019 and the anticipated price range.
             Provide us with your calculation of the June 2019 common stock fair value per share, including your starting point and any adjustments necessary when determining fair value, for example, to recognize a lack of marketability of the company's common stock.
             Tell us the vesting period of the options granted in 2019. Consolidated Financial Statements
Notes to Consolidated Financial Statements
Microsoft Collaboration Agreement, page F-32

2. We have reviewed your response to prior comment five. Please expand your accounting analysis to more clearly articulate how you determined unit of account, measurement, and recognition. See, e.g. ASC 808-10-15-5B and 5C. Please include in your analysis:
           the convertible preferred stock concurrently issued and the $45 million received;
           identification and analysis of the authoritative literature you used to determine unit of account, measurement and recognition, including the allocation of arrangement consideration to those units, indicating whether the cited literature applies directly or is used by analogy; and
           to the extent you are relying on an analogy, your supporting analysis that the units are outside the scope of other Topics, such as ASC 610.
3. Please provide an analysis to support your assertion that Microsoft is not a customer as that term is defined in ASC 606 for one or more aspects of the arrangement. For example, we note that you granted Microsoft a license to use TCR-antigen map data and computational models, which appear to be defined as mathematical representations of various mappings or predictions of interest related to TCR-antigen associations, and that your ordinary activities include providing products and services based on your proprietary technologies related to the adaptive immune system.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Chad Robins
Adaptive Biotechnologies Corporation
June 7, 2019
Page 3

       You may contact Andi Carpenter at 202-551-3645 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Justin Dobbie at 202-551-3649 with any other questions.



FirstName LastNameChad Robins                             Sincerely,
Comapany NameAdaptive Biotechnologies Corporation
                                                          Division of
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